Mail Stop 3010

November 10, 2009

Mr. Kenneth R. Howe
Vice President, Finance and Secretary
Agree Realty Corporation
31850 Northwestern Highway
Farmington Hills, Michigan 48334

   Re: Agree Realty Corporation
         Form 10-K for the year ended December 31, 2008, filed March 13,   2009
         Form 10-Q for the quarter ended March 31, 2009, filed May 8, 2009
         Form 10-Q for the quarter ended June 30, 2009, filed August 7, 2009
         Form 10-Q for the quarter ended September 30, 2009, filed November 4, 2009
         File No. 001-12928

Dear Mr. Kenneth Howe:

        We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                        Sincerely,

                                        Jorge Bonilla
                                        Senior Staff Accountant